Exhibit 99.8

STRICTLY CONFIDENTIAL

January 22, 2019

Maxwell Technologies, Inc.

3888 Calle Fortunada

San Diego, CA 92123

Attention: Dr. Franz J. Fink, CEO

Re: Potential Acquisition of Maxwell Technologies, Inc. – Letter Agreement re: Exclusivity and Non-Solicitation

Ladies and Gentlemen:

Tesla, Inc. (“Tesla”) and Maxwell Technologies, Inc. (the “Company”) are discussing a possible acquisition of 100% of the equity interests of the Company by Tesla. In consideration of the significant costs and expenses to be incurred by each of the parties in connection with the possible acquisition (the “Potential Acquisition”) and the other terms set forth in this letter agreement (the “Letter Agreement”), Tesla and the Company agree as follows:

1.    Exclusivity.

(a)    During the period beginning on the date hereof and ending at 11:59 p.m. (Prevailing Pacific Time) on the thirty (30th) day after the date hereof (the “Exclusivity Period”), the Company agrees that the Company shall not, nor shall the Company permit any of its affiliates and each of their respective officers, directors, employees, equityholders, agents, affiliates, advisors (including, without limitation, financial and legal advisors, consultants and accountants) and representatives (collectively, the “Company Representatives”) to directly or indirectly, (i) initiate contact with, solicit, seek, encourage, promote or support any inquiry from; (ii) disclose, any information concerning the Company or any of its subsidiaries to; (iii) afford any access to the personnel, offices, facilities, properties, books and records of the Company or any of its subsidiaries to; or (iv) enter into any discussion, negotiation, understanding, letter of intent, term sheet, agreement or other arrangement or understanding (written or oral) with, any person or entity (other than Tesla or its representatives), in each case of clause (i) through (iv) above in connection with (w) the acquisition of, or any proposal for the acquisition of the Company or any of its subsidiaries or any or all of the capital stock or other security or assets of the Company or any of its subsidiaries (excluding sales of inventory in the ordinary course of business), whether directly or indirectly, by operation of law or otherwise, or any public offering, merger, tender offer, consolidation, scheme of arrangement, or other business combination involving the Company or any of its subsidiaries, (x) any debt or equity investment in the Company or any of its subsidiaries, (y) any joint venture with the Company or any of its subsidiaries or other strategic transaction outside of the ordinary course of business, or (z) any engagement or transfer of all or substantially all of the employees, consultants, contractors, customers, or suppliers of the Company or any of its subsidiaries (each, an “Alternative Transaction”); provided, however, that the Company may continue its discussions with East West Bank with respect to a potential restructured or replacement credit facility and line of credit.

(b)    During the Exclusivity Period, the Company shall, and shall cause each of the Company Representatives to, immediately terminate and cease and suspend any existing communication, activities, discussions or negotiations (including termination of access to any electronic dataroom) with any person or entity (other than Tesla or its representatives) conducted heretofore with respect to any Alternative Transaction. In the event that the Company or any Company Representative receives any offer, proposal, inquiry, or other communication related to an Alternative Transaction or any request for information or access to information or other communication under circumstances that could reasonably be expected to lead to an offer, proposal or inquiry related to an Alternative Transaction (each a “Solicitation”), the Company will promptly (and in any event within twenty-four (24) hours) notify Tesla thereof and provide Tesla with a detailed written description of such Solicitation and the communications in connection therewith, including the amount and whether the proposed purchase price (if any) is higher or otherwise more attractive than Tesla’s then-current offer and other material terms and conditions thereof to the extent permitted by any applicable pre-existing confidentiality obligations.

(c)    There are no legally binding obligations between the parties relating to any Alternative Transaction except those specifically set forth herein, and except for the Non-disclosure Letter Agreement, dated December 14, 2018, by and between the Company and Tesla (the “Non-disclosure Agreement”). Each party acknowledges and agrees that this Letter Agreement is not intended to, and does not, create any legally binding obligation on any party to consummate the Potential Acquisition or enter into any agreement regarding the foregoing. Such an obligation will arise only upon the negotiation, execution and delivery of a final definitive agreement relating to the Potential Acquisition in form and substance satisfactory to the parties. Neither the discussions nor negotiations between the parties hereto nor this Letter Agreement is intended to, and they do not, create any fiduciary or other special duties or obligations between the parties hereto.

(d)     The Company hereby represents that neither the Company, nor, to the best of the Company’s knowledge, any Company Representative is currently bound by any other agreement relating to an Alternative Transaction and that the execution of this Letter Agreement does not and will not violate any agreement by which any such person or entity is bound or to which any of their respective assets are subject.

2.    Information and Access. The Company’s Chief Executive Officer, Chief Financial Officer and General Counsel (the “Company’s Management Representatives”) will be the Company’s primary contacts for due diligence efforts. During the Exclusivity Period, the Company shall afford, and, as necessary, shall cause its independent certified public accountants and other advisors to afford, to the employees, officers, independent certified public accountants, legal counsel and other representatives of Tesla reasonable access to the properties, books, records (including tax returns filed and those in preparation) and executive personnel of the Company and its subsidiaries in order that Tesla may have a full opportunity to complete its due diligence; provided, that such access is requested from the Company’s Management Representatives and does not (x) unreasonably disrupt the normal operations of the business of the Company and its subsidiaries, (y) result in the waiver of any attorney-client privilege or (z) result in disclosure of competitively sensitive information. All such access shall be upon reasonable notice by Tesla to the Company and shall be at the times and in accordance with reasonable procedures to be determined by the Company.

3.    Publicity. Except as required by law, prior to the earlier of the (a) termination of this Letter Agreement or (b) entry into final definitive agreements by the parties, Tesla shall not make any public disclosure or announcement with respect to the transactions contemplated by this Letter Agreement, or any of the matters contemplated hereby without prior written approval of the Company. Except as required by law, the Company shall not make any public disclosure or announcement with respect to the transactions contemplated by this Letter Agreement, or any of the matters contemplated hereby without prior written approval of Tesla. The parties agree that the terms and existence of this Letter Agreement will be treated with strict confidence, and will not be disclosed except as required by law other than to those Company Representatives or representatives of Tesla, as applicable, who need to know such information for the purposes of evaluating the Acquisition Transaction and who agree to keep such information confidential and to be bound by this Letter Agreement as if they were parties hereto. The parties each agree that it will be responsible for any breach of this Letter Agreement by any of the Company Representatives or representatives of Tesla, as applicable (determined as if they were party to this Letter Agreement). For the avoidance of doubt, this Section 3 is in addition to, and does not limit, the terms of the Non-disclosure Agreement.

4.    Non-Solicitation. For a period of six (6) months from the date hereof (the “Restricted Period”), Tesla agrees that it will not, directly or indirectly, in any manner (a) solicit, or attempt to solicit, for employment, any Restricted Person (as defined below), or (b) solicit, or attempt to solicit or otherwise encourage, any Restricted Person to enter into any other business relationship with Tesla or any of its subsidiaries; provided, however, that (i) the term “solicit” shall not be deemed to include general solicitations not specifically directed towards any Restricted Person and (ii) this provision shall not apply to any Restricted Person who of their own volition applies for employment or initiates contact to seek a business relationship with Tesla or any of its subsidiaries. “Restricted Person” is defined as any employee of the Company or its subsidiaries who interacts in person with Tesla or its representatives in the course of negotiations or due diligence in connection with a Potential Acquisition. In the event that Tesla in its sole discretion terminates discussions or any definitive transaction agreements regarding a Potential Acquisition, and such termination is not due to a breach by the Company of any transaction agreements or this Letter Agreement, then the Restricted Period shall be increased to nine (9) months from the date hereof.

5.    Modification and Amendment. The agreements contained herein may only be modified or amended in a writing executed by all parties hereto.

6.    Remedies. Each party hereto recognizes and acknowledges that a breach by the other party or the Company Representatives in the case of the Company or Tesla’s representatives in the case of Tesla, as applicable, of this Letter Agreement will cause irreparable and material loss and damage to the non-breaching party as to which the non-breaching will not have an adequate remedy at law or in damages and that, accordingly, the breaching party agrees that the issuance of an injunction or other equitable remedy (without the proof of actual damages) shall be an appropriate remedy for any breach or threatened breach of this Letter Agreement. Each party agrees that it and the Company Representatives in the case of the Company and Tesla’s representatives in the case of Tesla, as applicable, shall waive, and hereby waives, any requirement for the security or posting of any bond in connection with any such relief. Such remedies shall not be deemed to be the exclusive remedy for actual or threatened breaches of this Letter Agreement, but shall be in addition to all other remedies available at law or in equity to the non-breaching party. In the event of any legal proceedings for the enforcement of this Letter Agreement, the reasonable costs and expenses incurred by the prevailing party or any of its representatives in connection with such proceedings, including attorney fees and disbursements, shall be reimbursed by the non-prevailing party.

7.    Governing Law. This Letter Agreement, and all claims, causes of action (whether in contract, tort or statute) or other matter that may result from, arise out of, be in connection with or relating to this Letter Agreement, is governed by, and construed in accordance with, the laws of the State of Delaware without regard to conflict of laws principles.

8.    Submission to Jurisdiction. Each party irrevocably submits to the jurisdiction of the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) for the purposes of any suit, action or other proceeding arising out of this Letter Agreement. Each party irrevocably and unconditionally waives (and agrees not to plead or claim) any objection to the laying of venue of any action, suit or proceeding arising out of this Letter Agreement in the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) or that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

9.    Counterparts. This Letter Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

10.    Miscellaneous.

(a)    No party hereto shall assign this Letter Agreement or any of such party’s rights or obligations hereunder without the prior written consent of the other party.

(b)    If any term, provision, covenant or restriction of this Letter Agreement is held to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Letter Agreement (or portions thereof) shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. If any provision, covenant or restriction of this Letter Agreement (or any portion thereof) is held to be so broad as to be unenforceable, such provision, covenant or restriction shall be interpreted to be only as broad as is enforceable. Upon a determination that any provision, covenant or restriction of this Letter Agreement is invalid, void or unenforceable, the parties hereto shall negotiate in good faith to modify this Letter Agreement so as to effect the original intent of the parties hereto as closely as possible.

(c)    This Letter Agreement (together with the Non-disclosure Agreement) constitutes the entire understanding and agreement between Tesla (or its affiliates) and the Company with respect to the subject matter hereof and supersedes and preempts all prior understandings, agreements (written or oral), representations and/or discussions between Tesla (or its affiliates) and the Company that may have related to the subject matter hereof in any way.

[Signature Page Follows]

If the foregoing correctly sets forth our agreement, please sign and return one copy of this Letter Agreement to Brian Scelfo of Tesla, Inc., at bscelfo@tesla.com, whereupon this Letter Agreement shall constitute our binding agreement with respect to the matters set forth herein.

Very truly yours,
TESLA, INC.

By:	/s/ Brian Scelfo
Name:
Title: Sr. Director Corporate Development
1/23/19

Accepted and agreed to

as of the date first written above:

MAXWELL TECHNOLOGIES, INC.

By:	/s/ Franz Fink
Name: Franz Fink
Title: CEO

[Exclusivity and Non-Solicit Letter Agreement Signature Page]